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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                                            Commission File Number       1-14979
                                                                    ------------

                           NOTIFICATION OF LATE FILING

(Check One):  [X]Form 10-K  [_]Form 11-K   [_]Form 20-F   [_]Form 10-Q
[_]Form N-SAR

For Period Ended:        June 30, 2002
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[_]    Transition Report on Form 10-K      [_]   Transition Report on Form 10-Q

[_]    Transition Report on Form 20-F      [_]   Transition Report on Form N-SAR

[_]    Transition Report on Form 11-K



For the Transition Period Ended:

Read attached instruction before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant    Cabot Industrial Properties, L.P.
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Former name if applicable


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Address of principal executive office (Street and number)

            875 North Michigan Avenue, 41st Floor
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City, state and zip code        Chicago, IL 60611
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                                     PART II
                             RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or a portion thereof, will
[X] be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.



                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

On August 1, 2002, Cabot Industrial Properties, L.P. ("Cabot"), pursuant to an Agreement of Sale dated June 28, 2002, sold to CalEast Industrial Investors, LLC ("CalEast") all of its interest in Cabot Acquisition, LLC, a wholly-owned subsidiary of Cabot ("Cabot Acquisition") for $375,450,000, of which amount $300,450,000 was paid in cash and $75,000,000 was paid by the assumption of mortgage loans issued by Teachers Insurance and Annuity Association ("TIAA") to Cabot.

As a result of this sale of assets to CalEast, these assets must be treated as discontinued operations pursuant to Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), and all periods presented must be restated to reflect these assets as discontinued operations. Therefore, in conjunction with Cabot's June 30, 2002 transition report on Form 10-K, the prior periods of 1999, 2000 and 2001 (the "Prior Periods") must be restated in accordance with SFAS 144.

The Prior Periods were audited by Arthur Andersen LLP. On April 29, 2002 Cabot changed its auditor to Deloitte & Touche LLP. Since Arthur Andersen LLP is no longer available to audit Cabot's financial results for the Prior Periods, Deloitte & Touche LLP must reaudit the Prior Periods. This necessitates a complete reaudit of the Prior Periods in addition to an audit of the SFAS 144 adjustments and reissuance of an opinion that would have been required had Arthur Andersen LLP been available to audit the Prior Periods as restated in accordance with SFAS 144.

As a result of the significant work involved in reauditing the Prior Periods, Cabot is unable to complete its transition report on Form 10-K for the period ended June 30, 2002 within the prescribed time period without unreasonable expense or effort and will use its reasonable efforts to complete such report on or before the fifteenth calendar day following the prescribed due date; however there can be no assurance that Cabot will be able to meet such schedule.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

         Christopher L. Hughes             (312)                278-6475
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            (Name)                       (Area Code)        (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s).                                                 [X]Yes [_]No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                    [X]Yes [_]No


     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Attached.


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                        Cabot Industrial Properties, L.P.
                        ---------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   September 30, 2002                        By   /s/Christopher L. Hughes
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                                                      Christopher L. Hughes
                                                      Chief Financial Officer

          Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

          Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

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GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has not been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulations S-T.

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                           Part IV: Other Information

(3) The results of operations for the Prior Periods presented will have been restated to reflect the adoption of Statement of Financial Accounting Standards
(SFAS) No. 144 Accounting for the Impairment of Disposal of Long-Lived Assets.